UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15d-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the month of August 2018
Commission File Number: 001-32199

Ship Finance International Limited
--------------------------------------------------------------------------------
(Translation of registrant's name into English)

Par-la-Ville Place
14 Par-la-Ville Road
Hamilton, HM 08, Bermuda
--------------------------------------------------------------------------------
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a copy of the press release of Ship Finance International Limited (the "Company"), dated August 10, 2018, announcing that its 2018 Annual General Meeting will be held on September 21, 2018. Exhibit 2 is a copy of the associated Notice of Annual General Meeting of Shareholders.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SHIP FINANCE INTERNATIONAL LIMITED

Date:	August 15, 2018	By:	/s/ Ole B. Hjertaker
		Name:	Ole B. Hjertaker
		Title:	Ship Finance Management AS
(Principal Executive Officer)

EXHIBIT 1

SFL - Notice of Annual General Meeting 2018

Press release from Ship Finance International Limited, August 10, 2018

Ship Finance International Limited (NYSE: SFL) ("Ship Finance" or the "Company") announces that its 2018 Annual General Meeting will be held on September 21, 2018. A copy of the Notice of Annual General Meeting and associated information including the Company's Annual Report on Form 20-F can be found on the Company's website at www.shipfinance.bm.

August 10, 2018
The Board of Directors
Ship Finance International Limited
Hamilton, Bermuda

About Ship Finance
Ship Finance International Limited (NYSE: SFL) has a unique track record in the maritime industry, being consistently profitable and paying dividends every quarter since 2004. The Company's fleet of more than 80 vessels is split between tankers, bulkers, container vessels and offshore assets, and Ship Finance's long term distribution capacity is supported by a portfolio of long term charters and significant growth in the asset base over time. More information can be found on the Company's website: www.shipfinance.bm

Cautionary Statement Regarding Forward Looking Statements
This press release may contain forward looking statements. These statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, including Ship Finance management's examination of historical operating trends. Although Ship Finance believes that these assumptions were reasonable when made, because assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond its control, Ship Finance cannot give assurance that it will achieve or accomplish these expectations, beliefs or intentions.
Important factors that, in the Company's view, could cause actual results to differ materially from those discussed in this presentation include the strength of world economies and currencies, general market conditions including fluctuations in charter hire rates and vessel values, changes in demand in the tanker market as a result of changes in OPEC's petroleum production levels and worldwide oil consumption and storage, changes in the Company's operating expenses including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports filed by the Company with the United States Securities and Exchange Commission.

EXHIBIT 2

SHIP FINANCE INTERNATIONAL LIMITED
NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
SEPTEMBER 21, 2018

NOTICE IS HEREBY given that the Annual General Meeting of the Shareholders of Ship Finance International Limited (the “Company”) will be held on September 21, 2018 at 10:30 am at the Hamilton Princess and Beach Club, 76 Pitts Bay Road, Hamilton HM CX, Bermuda for the following purposes, all of which are more completely set forth in the accompanying information statement:

To receive and adopt the consolidated financial statements of the Company for the year ended December 31, 2017.

To consider the following Company proposals:

1.	To re-elect Harald Thorstein as a Director of the Company.

2.	To re-elect Bert M. Bekker as a Director of the Company.

3.	To re-elect Gary Vogel as a Director of the Company.

4.	To elect Keesjan Cordia as a Director of the Company in place of Paul M. Leand, Jr., who is not standing for re-election.

5.
To approve the increase of the Company’s authorized share capital from US$1,500,000 divided into 150,000,000 common shares of US$0.01 par value each to US$2,000,000 divided into 200,000,000 common shares of US$0.01 par value each by the authorisation of an additional 50,000,000 common shares of US$0.01 par value each.

6.	To re-appoint Moore Stephens, P.C. as auditors and to authorise the Directors to determine their remuneration.

7.	To approve the remuneration of the Company’s Board of Directors of a total amount of fees not to exceed US$800,000 for the year ended December 31, 2018.

By Order of the Board of Directors

Georgina Sousa
Secretary

Dated: July 30, 2018

Notes:

1.
The Board of Directors has fixed the close of business on July 23, 2018, as the record date for the determination of the shareholders entitled to attend and vote at the Annual General Meeting or any adjournment thereof.

2.
No Shareholder shall be entitled to attend unless written notice of the intention to attend and vote in person or by proxy, together with the power of attorney or other authority (if any) under which it is signed, or a notarially-certified copy of that power of attorney, is sent to the Company Secretary, to reach the Registered Office by not later than 48 hours before the time for holding the meeting.

3.	Each of the resolutions set out above is an Ordinary Resolution, approval of which will require the affirmative vote of a majority of the votes cast.

4.	A Form of Proxy is enclosed for use by holders of shares held through the Norwegian VPS share register in connection with the business set out above.

5.
Shareholders whose shares are held on the Norwegian VPS share register may view the Company’s audited financial statements included in its Annual Report on Form 20-F on its website, www.shipfinance.org

The following information is applicable to holders of shares registered in the United States only:

We are also pleased to take advantage of the Securities and Exchange Commission rule allowing companies to furnish proxy materials to their shareholders via the internet. We believe that this new e-proxy process will expedite shareholders’ receipt of proxy materials and lower the costs and reduce the environmental impact of our Annual General Meeting. Accordingly, we have mailed to our shareholders of record and beneficial owners a Notice of Internet Availability of Proxy Materials containing instructions on how to access the attached proxy statement and our Annual Report on Form 20-F via the Internet and how to vote online.

YOUR VOTE IS IMPORTANT. PLEASE VOTE YOUR SHARES PROMPTLY. TO VOTE YOUR SHARES, IF YOU ARE A SHAREHOLDER REGISTERED IN THE UNITED STATES YOU CAN USE THE INTERNET AS DESCRIBED IN THE NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIALS, IN THE ATTACHED PROXY STATEMENT AND ON YOUR PROXY CARD; OR COMPLETE, SIGN AND DATE YOUR PROXY CARD AND RETURN YOUR PROXY CARD BY MAIL.

INFORMATION CONCERNING SOLICITATION AND VOTING FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS (THE “MEETING”) OF SHIP FINANCE INTERNATIONAL LIMITED TO BE HELD ON SEPTEMBER 21, 2018.

PRESENTATION OF FINANCIAL STATEMENTS

In accordance with Section 84 of the Bermuda Companies Act 1981, the audited consolidated financial statements of the Company for the year ended December 31, 2017 will be presented at the Meeting. These statements have been approved by the Directors of the Company. There is no requirement under Bermuda law that such statements be approved by shareholders, and no such approval will be sought at the Meeting.

The Company’s audited consolidated financial statements contained in our Annual Report on Form 20-F are available on our website at www.shipfinance.org. Shareholders can request a hard copy free of charge upon request by writing to us at: PO Box HM 1593, Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton HM 08 Bermuda, or fill in the contact form at www.shipfinance.bm/contact. The audited consolidated financial statements of the Company for the year ended December 31, 2017 have been provided to shareholders via the internet as described above in the Notice.

COMPANY PROPOSALS

PROPOSALS 1, 2, 3 and 4 - ELECTION OF DIRECTORS

The Board has nominated the four persons listed below for selection as Directors of the Company. Mr. Bekker, Mr. Thorstein and Mr. Vogel are all presently members of the Board of Directors. Mr. Paul M. Leand, Jr., who is currently a director, is not standing for re-elective and the Board has put forward Mr. Cordia for election. Mr. Bekker, Mr. Vogel and Mr. Cordia, who will constitute a majority of the Board if elected, meet the independence standards for directors established by the New York Stock Exchange and the United States Securities and Exchange Commission.

As provided in the Company's Bye-laws, each Director is elected at each Annual General Meeting of Shareholders and shall hold office until the next Annual General Meeting following his election or until his successor is elected.

Nominees For Election To The Company's Board Of Directors

Information concerning the nominees for Directors of the Company is set forth below:

Name	Age	Director Since	Current Position with the Company
Harald Thorstein	39	2011	Director
Bert M. Bekker	79	2015	Director
Gary Vogel	52	2016	Director
Keesjan Cordia	43

Harald Thorstein has served as a director of the Company since September 2011. He is currently employed by Seatankers Consultancy Services (UK) Limited in London, prior to which he was employed in the Corporate Finance division of DnB NOR Markets, specializing in the offshore and shipping sectors. Mr. Thorstein has an MSc in Industrial Economics and Technology Management from the Norwegian University of Science and Technology. Mr. Thorstein has served as a director of Seadrill Limited since December 2017 and as a director of Seadrill Partners LLC since 2012 and as a director of Solstad Farstad ASA since June 2017. Mr. Thorstein also served as a director of Golden Ocean’s predecessor from 2014 until its merger with “Knightsbridge Shipping Limited” in 2015 and as a director of Archer Limited from May 2015 until September 2016. Mr. Thorstein previously served as a director of Frontline 2012 Ltd. from September 2014 until November 2015 and as Chairman of the Board of Deep Sea Supply Plc from May 2013 to June 2017.

Bert M. Bekker was appointed as a director of the Company in May 2015. Mr. Bekker has been in the heavy marine transport industry since 1978 when he co-founded Dock Express Shipping Rotterdam (the predecessor of Dockwise Transport). Mr. Bekker retired from his position as Chief Executive Officer of Dockwise Transport B.V. in May 2003. Mr. Bekker served as Chief Executive Officer of Cableship Contractors N.V. Curaçao from March 2001 until June 2006. In May 2006, Mr. Bekker was appointed Executive Advisor Heavy Lift of Frontline Management AS, an affiliate of Frontline and in January 2007, he was appointed CEO of Sealift Management B.V. Mr. Bekker held that position until its merger with Dockwise Ltd., in May 2007. Mr. Bekker served as a director of Dockwise Ltd., from June 2007 until December 2009 and as a director of Wilh. Wilhelmsen Netherlands B.V., part of the Wilh. Wilhelmsen ASA Group from July 2003 until July 2015. Mr. Bekker has also served as a director of Seadrill Partners LLC since September 2012 and served as a director of Seadrill Limited from April 2013 until September 2016.

Gary Vogel was appointed as a director of the Company in December 2016. He currently serves as Chief Executive Officer and Director of Eagle Bulk Shipping Inc., a U.S. listed owner and operator of geared dry bulk vessels. From 2000 to 2015, Mr. Vogel held various positions in Clipper Group Ltd., last as Chief Executive Officer. Mr. Vogel graduated from the U.S. Merchant Marine Academy in 1988 with a Bachelor of Science degree in Marine Transportation as well as a U.S. Coast Guard Unlimited Tonnage 3rd Officers License. Subsquently, he served as an officer in the U.S. Naval Reserve. Mr. Vogel is currently on the Lloyd’s Register North America Advisory Committee.

Keesjan Cordia is a private investor with a background in Economics and Business Administration. Mr Cordia holds several board and advisory board positions in the Oil & Gas Industry, among which: board member of Workships group B.V (2006), board member of Combifloat B.V (2013) and board member of Kerrco Inc (2017). He recently became Chairman of the board of Oceanteam ASA (April 2018). From 2006-2014 he was CEO at Seafox (Offshore Services). Mr. Cordia is founder and Managing Partner of Invaco Management B.V., an investment firm based in Amsterdam. He is also an advisor to Parcom Capital and member of the investor committee of Connected Capital, both Private Equity firms.

PROPOSAL 5 - TO APPROVE THE INCREASE IN THE COMPANY’S AUTHORISED SHARE CAPITAL

The authorised share capital of the Company is US$1,500,000 consisting of 150,000,000 common shares, par value US$0.01 each of which 105,529,559 common shares are in issue. The Company therefore does not have any significant authorised but unissued share capital. At the Meeting the Board will ask the shareholders to approve the increase of the Company’s authorised share capital from US$1,500,000 divided into 150,000,000 common shares of US$0.01 par value each to US$2,000,000 divided into 200,000,000 common shares of US$0.01 par value each by the authorisation of an additional 50,000,000 common shares of US$0.01 par value each. The increase will result in authorised share capital of US$2,000,000 comprising of 200,000,000 common shares of US$0.01 par value each.

The Board of Directors are putting forward this proposal to give the Company the flexibility to raise capital through equity issues in the future and for general corporate purposes.

PROPOSAL 6 - RE-APPOINTMENT OF INDEPENDENT AUDITORS

At the Meeting, the Board will ask the shareholders to approve the re-appointment of Moore Stephens, P.C. as the Company's independent auditors and to authorise the Board of Directors to determine the auditors’ remuneration.

Audit services provided by Moore Stephens, P.C. in fiscal year 2017 included the examination by Moore Stephens, P.C. of the consolidated financial statements of the Company and its subsidiaries. All services rendered by the independent auditors are subject to pre-approval and review by the Audit Committee.

PROPOSAL 7 - TO APPROVE DIRECTORS’ FEES

At the Meeting, the Board will ask the shareholders to approve the remuneration of the Company’s Board of Directors of a total amount of fees not to exceed US$800,000 for the year ended December 31, 2018.

OTHER BUSINESS

Management knows of no business that will be presented for consideration at the Annual General Meeting other than that stated in the Notice of Annual General Meeting.

By Order of the Board of Directors

Georgina Sousa
Secretary

July 30, 2018
Hamilton, Bermuda